SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Park Aerospace Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70014A 104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70014A 104

1	NAME OF REPORTING PERSON: Robin Shore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	5	SOLE VOTING POWER: 460,885(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER: 424,896(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER: 460,885 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER: 424,896 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 885,781(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.3%(1) (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

(1)	Please see Items 4 and 6.

END OF COVER PAGE

Item 1.	(a)	Name of Issuer.

Park Aerospace Corp.

(b)	Address of issuer’s principal executive offices.

1400 Old Country Road, Suite 409, Westbury, NY 11590

Item 2.	(a)	Name of person filing (the “Reporting Person”).

Robin Shore

(b)	Address or principal business office or, if none, residence.

The address for the Reporting Person is 159 Chestnut Street, Suite 300, Cambridge, Massachusetts 02139

(c)	Citizenship.

United States

(d)	Title of class of securities.

Common Stock

(e)	CUSIP No.

70014A 104

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.    Ownership.

The Reporting Person’s beneficial ownership of shares of Common Stock of the Issuer as of December 31, 2019 is set forth below:

			(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(b) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Robin Shore	885,781	4.3%	460,885	424,896	460,885	424,896

The percentage beneficially owned is based on 20,517,939 shares of the Issuer’s Common Stock outstanding as of October 4, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 1, 2019.

See Item 6 for information regarding the shares of Common Stock over which the Reporting Person shares voting and dispositive power.

Item 5.      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

As previously reported by Ms. Shore in Amendment No. 1 to her Schedule 13G filed on February 5, 2019, on March 5, 2018, Ms. Shore became co-executor, with her siblings, Brian Shore and Peter Shore, of the estate of the late Cecile Shore, her deceased mother, which held 168,615 shares of Common Stock. As previously reported by Ms. Shore in her Schedule 13G filed on May 2, 2018, on June 26, 2014, Ms. Shore became a co-executor, with her siblings, Brian Shore and Peter Shore, of the estate of the late Jerry Shore, her deceased father, which held 728,599 shares of Common Stock (together with the aforementioned 168,615 shares, the “Estate Shares”). Effective November 5, 2019, the Estate Shares were distributed as follows pursuant to specific bequeaths: an aggregate of 168,615 Estate Shares were distributed, in equal amounts, from the estate of Cecile Shore to three trusts, each for the benefit of Ms. Shore, Brian Shore or Peter Shore, and for each of which Ms. Shore, Brian Shore and Peter Shore serve as trustees (the “Cecile Shore Trust Shares”), an aggregate of 256,281 Estate Shares were distributed, in equal amounts, from the estate of Jerry Shore to three trusts, each for the benefit of Ms. Shore, Brian Shore or Peter Shore, and of which Ms. Shore, Brian Shore and Peter Shore serve as trustees (collectively with the Cecile Shore Trust Shares, the “Trust Shares”), and 157,440 Estate Shares for Ms. Shore, and 157,439 Estate Shares, for each of Brian Shore and Peter Shore, were transferred from the estates to each sibling, individually.  As co-trustees of the Trust Shares, the Reporting Person holds shared voting and dispositive power with respect to such shares with her siblings. Other than Brian Shore and Peter Shore, the other trustees of the Trust Shares, no person other than Ms. Shore has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of shares of Common Stock described above in this Item 6.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2020

Signature: /s/ Stephen E. Gilhuley
Name: Stephen E. Gilhuley, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Power of Attorney of Robin Shore dated as of April 3, 2018 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed by the Reporting Person on February 5, 2019)